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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

RealNetworks, Inc.

(Name of Issuer)

Common Stock; $.001 par value

(Title of Class of Securities)

75605L708

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). S Squared Technology, LLC/01-0622776
2.	Check the Appropriate Box if a Member of a Group ( See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power: 1,905,024
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 1,905,024
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,905,024
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions ): ☐
11.	Percent of Class Represented by Amount in Row (9): 5.41%
12.	Type of Reporting Person (See Instructions): IA

Page 2 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). S Squared Capital II Management, LLC/20-1954431
2.	Check the Appropriate Box if a Member of a Group ( See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power: 441,725
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 441,725
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 441,725
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions ): ☐
11.	Percent of Class Represented by Amount in Row (9): 1.25%
12.	Type of Reporting Person (See Instructions): IA

Page 3 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seymour L. Goldblatt
2.	Check the Appropriate Box if a Member of a Group ( See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power: 2,346,749[1]
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 2,346,749
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,346,749
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions ): ☐
11.	Percent of Class Represented by Amount in Row (9): 6.66%
12.	Type of Reporting Person (See Instructions): IN

[1]

Represents combined holdings of S Squared Technology LLC and S Squared Capital II Management, LLC. Seymour L. Goldblatt disclaims any beneficial ownership interest of the shares held by any funds for which S Squared Technology LLC or S Squared Capital II Management, LLC acts as an investment adviser, except for that portion of such shares that relates to his economic interest in such shares, if any.

Page 4 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kenneth A. Goldblatt
2.	Check the Appropriate Box if a Member of a Group ( See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power: 2,346,749[2]
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 2,346,749
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,346,749
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions ): ☐
11.	Percent of Class Represented by Amount in Row (9): 6.66%
12.	Type of Reporting Person (See Instructions): IN

[2]

Represents combined holdings of S Squared Technology LLC and S Squared Capital II Management, LLC. Kenneth A. Goldblatt disclaims any beneficial ownership interest of the shares held by any funds for which S Squared Technology LLC or S Squared Capital II Management, LLC acts as an investment adviser, except for that portion of such shares that relates to his economic interest in such shares, if any.

Page 5 of 10 pages

Item 1.

(a)	Name of Issuer: RealNetworks, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121

Item 2.

(a)	Name of Person Filing: This statement is filed on behalf of S Squared Technology, LLC (“SST”) and S Squared Capital II Management, LLC (“SSCIIM”), both Delaware limited liability companies, and Seymour L. Goldblatt (“Seymour”) and Kenneth A. Goldblatt (“Kenneth”), both United States citizens. SST and SSCIIM are registered investment advisers. Seymour is the President of each of SST and SSCIIM and owns a majority of the interests in SST. Kenneth owns a majority of the interests in SSCIIM. An agreement among SST, SSCIIM, Seymour and Kenneth in writing to file this statement on behalf of each of them is attached as Exhibit A hereto. This statement relates to shares held for the accounts of multiple private investment funds for which SST or SSCIIM acts as investment adviser.

(b)	Address of Principal Business Office or, if none, Residence: 515 Madison Avenue, New York, NY 10022

(c)	Citizenship: SST and SSCIIM are both Delaware limited liability companies, and Seymour and Kenneth are both United States citizens.

(d)	Title of Class of Securities: Common stock; $.001 par value

(e)	CUSIP Number: 75605L708

Item 3.	SST and SSCIIM are registered investment advisers. Seymour and Kenneth are control persons of SST and SSCIIM.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,346,749

(b)	Percent of class: 6.66%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,346,749

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 2,346,749

(iv)	Shared power to dispose or to direct the disposition of: -0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Page 6 of 10 pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The limited partners of (or investors in) each of private investment funds for which SST or SSCIIM acts as investment adviser have the right to participate in the receipt of dividends from, and proceeds from the sale of, the shares held for the accounts of such funds in accordance with their respective limited partnership interest (or investment percentages) in such funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to § 240.13d-l(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to § 240.13d-1(c) or § 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certification

(a)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013

S Squared Technology, LLC

By:	/s/ Seymour L. Goldblatt
Seymour L. Goldblatt President

S Squared Capital II Management, LLC

By:	/s/ Seymour L. Goldblatt
Seymour L. Goldblatt President

/s/ Seymour L. Goldblatt
Seymour L. Goldblatt

/s/ Kenneth A. Goldblatt
Kenneth A. Goldblatt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

Page 8 of 10 pages

EXHIBIT INDEX

Exhibit A —	Agreement among SST, SSCIIM, Seymour and Kenneth to file this statement jointly on behalf of each of them.

Page 9 of 10 pages